OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . . 12.00	

UNITED STATES Aif 3/14/2002
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35438

RECEIVED MAR 0 5 2002 364

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2001__ AND ENDING __DECEMBER 31, 2001__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H L A SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o GETTENBERG CONSULTING, 65 Broadway, Suite 1004
(No. and Street)

NEW YORK,   NEW YORK   10006
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BARBARA GETTENBERG   (212) 668 - 8700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP
(Name — if individual, state last, first, middle name)

132 Nassau Street, 10th Floor   New York,   NY   10038
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ___JAY AVNET_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___H L A SECURITIES, INC._____, as of

___DECEMBER 31, 2001_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N O N E

_____

_____

_____

X ___*Jay Avnet*___
Signature

___PRESIDENT___
Title

X ___*Teresa Maxwell*___
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDENT AUDITORS' REPORT

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION:_____*H L A SECURITIES, INC.*_____

ADDRESS: c/o Gettenberg Consulting, 65 Broadway, Suite 1004, New York, NY 10006_____

DATE:_____**DECEMBER 31, 2001**_____

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED members or allied members of *H L A SECURITIES, INC.* have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2001** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

_____   _____

_____   _____

_____   _____

_____   _____

I, *JAY AVNET*, swear that, to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

H L A SECURITIES, INC., as of *DECEMBER 31, 2001,*

are true and correct. I further swear that neither the Company nor any partner,

proprietor, principal officer, director or member has any proprietary interest in any

account classified solely as that of customer, except as follows:

No Exceptions

Jay Avnet
(Signature)

PRESIDENT
(Title)

Teresa A. Maxwell
(Notary Public)

HLA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

HLA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 71,452
Due from broker	100,218
Commissions receivable	409,319
Due from officer	4,786
Other assets	18,547
Total assets	$ 604,322

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 493,388
Total liabilities	493,388

Commitments and Contingencies (Notes 3 and 4)

Stockholder's equity (Note 5)

Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	10,000
Retained earnings	100,934
Total stockholder's equity	110,934
Total liabilities and stockholder's equity	$ 604,322

The accompanying notes are an integral part of this statement.

HLA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Note 1 -   **Nature of Business**

HLA Securities, Inc. (The "Company") is a New York State corporation formed in 1985, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). Operations include the execution of transactions for non-member organizations by means of a direct phone access system.

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b)   *Income Taxes*
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c)   *Cash and Cash Equivalents*
The Company considers demand deposited money market funds to be cash equivalents.

d)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 -   **Commitments**

Seat Lease
The Company leases two seats on the New York Stock Exchange. One lease expires December 31, 2003, and calls for payments of $27,083 per month. The second lease expires March 28, 2002 and calls for payments of $17,500 per month.

Office Space
The Company leases office space pursuant to an operating lease expiring November 30, 2002. The future minimum rental commitment through termination is

Year	Amount
2002	$33,990

Note 4 - **Financial Instruments With Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 5 - **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001, the Company had net capital of $84,724, which was $51,830 in excess of its required net capital of $32,894. The Company's net capital ratio was 582.35%.

A copy of the Firm's statement of Financial Condition as of December 31, 2001, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
HLA Securities, Inc.
c/o Gettenberg Consulting
65 Broadway, Suite 1004
New York, NY 10006

We have audited the accompanying statement of financial condition of HLA Securities, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HLA Securities, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 15, 2002